UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ZTO Express (Cayman) Inc.
(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share
(Title of Class of Securities)

G9897K 105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jianfa Lai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 65,219,041 ordinary shares. See Item 4.
	7	Sole Dispositive Power 33,598 ordinary shares. See Item 4.
	8	Shared Dispositive Power 65,219,041 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 65,252,639 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ¨
11	Percent of Class Represented by Amount in Row (9) 8.0%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Zto Ljf Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 65,219,041 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 65,219,041 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 65,219,041 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ¨
11	Percent of Class Represented by Amount in Row (9) 8.0%. See Item 4.
12	Type of Reporting Person CO

Item 1(a). Name of Issuer:

ZTO Express (Cayman) Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People’s Republic of China

Item 2(a). Name of Person Filing:

Jianfa Lai

Zto Ljf Holding Limited

Item 2(b). Address of Principal Business Office, or, if none, Residence:

Jianfa Lai
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People’s Republic of China

Zto Ljf Holding Limited
Sea Meadow House, P.O. Box 116
Road Town, Tortola
British Virgin Islands

Item 2(c). Citizenship:

Jianfa Lai — People’s Republic of China

Zto Ljf Holding Limited — British Virgin Islands

Item 2(d). Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share (the “Class A Ordinary Shares”)

Item 2(e). CUSIP No.:

G9897K 105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4. Ownership:

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2023:

Reporting Person	Amount beneficially owned		Percent of class(1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Jianfa Lai	65,252,639	(2)	8.0%	0	65,219,041	(2)	33,598	(2)	65,219,041	(2)
Zto Ljf Holding Limited	65,219,041	(3)	8.0%	0	65,219,041	(3)	0		65,219,041	(3)

(1)	The percentage of the class of securities beneficially owned by each reporting person is based on 812,866,663 outstanding ordinary shares as a single class, being the sum of 606,766,663 Class A Ordinary Shares, and 206,100,000 Class B ordinary shares, par value of $0.0001 per share, of the Issuer (“Class B Ordinary Shares”) outstanding as of December 31, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)	Includes (i) 44,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited, among which, 37,250,000 Class A Ordinary Shares are recorded on the Cayman share register of the Issuer, and the remaining 6,750,000 Class A Ordinary Shares are recorded under the name of HKSCC Nominees Limited on the Hong Kong share register of the Issuer and are deposited into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, (ii) 6,000,000 American depositary shares (“ADSs”) registered in the name of Citibank, N.A., Singapore, underlying 6,000,000 Class A Ordinary Shares held by JPMorgan Chase Bank, N.A., as depositary bank, which Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement, (iii) 10,000,000 ADSs held by Zto Ljf Holding Limited, underlying 10,000,000 Class A Ordinary Shares held by JPMorgan Chase Bank, N.A., as depositary bank, pledged to Citibank, N.A., as counterparty under the share forward transaction pursuant to the Master Terms and Conditions for Prepaid Variable Share Forward Transactions dated June 6, 2022 and as amended by the Supplemental Confirmation dated June 8, 2023 and the Amended and Restated Supplemental Confirmation dated September 8, 2023 (and as may be further amended and supplemented from time to time, the “Forward Contract”), to secure Zto Ljf Holding Limited’s obligations under the Forward Contract, (iv) 5,219,041 Class A Ordinary Shares, in the form of ADSs, held by Zto Ljf Holding Limited, and (v) 33,598 Class A ordinary shares held by Zto Es Holding Limited. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai has the power to direct the sale of those 33,598 Class A ordinary shares held by Zto Es Holding Limited. Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa Lai is the settlor of the LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa Lai and his family members. The registered address of Zto Ljf Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)	Includes (i) 44,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited, among which, 37,250,000 Class A Ordinary Shares are recorded on the Cayman share register of the Issuer, and the remaining 6,750,000 Class A Ordinary Shares are recorded under the name of HKSCC Nominees Limited on the Hong Kong share register of the Issuer and are deposited into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, (ii) 6,000,000 ADSs registered in the name of Citibank, N.A., Singapore, underlying 6,000,000 Class A Ordinary Shares held by JPMorgan Chase Bank, N.A., as depositary bank, which Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement, (iii) 10,000,000 ADSs held by Zto Ljf Holding Limited, underlying 10,000,000 Class A Ordinary Shares held by JPMorgan Chase Bank, N.A., as depositary bank, pledged to Citibank, N.A., as counterparty under the share forward transaction pursuant to the Master Terms and Conditions for Prepaid Variable Share Forward Transactions dated June 6, 2022 and as amended by the Supplemental Confirmation dated June 8, 2023 and the Amended and Restated Supplemental Confirmation dated September 8, 2023 (and as may be further amended and supplemented from time to time, the “Forward Contract”), to secure Zto Ljf Holding Limited’s obligations under the Forward Contract, and (iv) 5,219,041 Class A Ordinary Shares, in the form of ADSs, held by Zto Ljf Holding Limited.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on February 13, 2020 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

Jianfa Lai

/s/ Jianfa Lai

Zto Ljf Holding Limited

By:	/s / Jianfa Lai
Name: Jianfa Lai
Title: Director

[Signature Page to Schedule 13G/A]